Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-239109

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated June 11, 2020

New Issue	June 25, 2020

GALIANO GOLD INC.

Up to US$50,000,000

Common Shares

This prospectus supplement (this "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated June 11, 2020 (the "Shelf Prospectus"), qualifies the distribution (the "Offering") of common shares (the "Offered Shares") in the share capital of Galiano Gold Inc. ("Galiano", the "Company", "we", "us" or "our") having an aggregate offering amount of up to US$50,000,000. The Company has entered into an at-the-market offering agreement dated June 25, 2020 (the "ATM Agreement") with H.C. Wainwright & Co., LLC (the "Lead Agent") and Cormark Securities (USA) Limited ("Cormark" and, together with the Lead Agent, the "Agents") pursuant to which the Company may distribute the Offered Shares through the Lead Agent, as agent for the distribution of the Offered Shares in accordance with the terms of the ATM Agreement. Pursuant to the ATM Agreement, for so long as required under applicable securities laws, the Company shall not sell through the Lead Agent Offered Shares having an aggregate value in excess of what would be permitted under Section 9.1 of National Instrument 44-102 Shelf Distributions ("NI 44-102"). The Offering is being made only in the United States pursuant to a registration statement on Form F-10 (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "SEC") on June 11, 2020. No Offered Shares will be sold under the ATM Agreement in Canada or on the Toronto Stock Exchange (the "TSX") or any other trading market in Canada. See "Plan of Distribution".

The issued and outstanding common shares of the Company (the "Common Shares") are listed and posted for trading on the TSX and on the NYSE American LLC (the "NYSE American") under the symbol "GAU". On June 24, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$1.68 and on the NYSE American was US$1.24.

The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to the official notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus will only be made in transactions that are deemed to be "at-the-market distributions" or "at-the-market" offerings under applicable securities laws, including sales made directly on the NYSE American or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or any other trading market in Canada. If expressly authorized by the Company, the Lead Agent may also sell Offered Shares in privately negotiated transactions in the United States, subject to the receipt by the Lead Agent of any necessary pre-clearance by the NYSE American. The Lead Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the Offered Shares pursuant to the terms and conditions of the ATM Agreement. The sales, if any, of Offered Shares made under the ATM Agreement will be made by means of ordinary brokers' transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See "Plan of Distribution".

In connection with the sale of the Offered Shares on our behalf, each Agent will be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the compensation of such Agent will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

The Company will pay the Agents a commission in cash equal to 3% of the gross proceeds from the sale of the Offered Shares pursuant to the ATM Agreement. In addition, we have agreed to reimburse the Agents for certain expenses in connection with the ATM Agreement. See "Plan of Distribution". The proceeds that the Company receives from sales will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the compensation paid to the Agents. See "Use of Proceeds" for how the net proceeds, if any, from sales under this Prospectus Supplement will be used.

The Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares during the Offering. No Agent involved in the Offering, no affiliate of such Agent and no person acting jointly or in concert with such Agent has over-allotted, or will over-allot, Offered Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted under a multijurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and such financial statements are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to the financial statements of United States companies.

Investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement or the accompanying Shelf Prospectus. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See "Certain U.S. Federal Income Tax Considerations".

Investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this Prospectus Supplement (including the Shelf Prospectus) and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "Risk Factors".

Michael Price and Judith Mosely, each a director of the Company, and Malcolm Titley, Mike Begg, Jonathan Hudson, Glenn Bezuidenhout, Jeffrey Coffin, Desmond Mossop, Jeffrey Stevens, Fanie Coetzee and Godknows Njowa, each named as an expert herein, reside outside of Canada and have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, the majority of our officers and directors and certain of the experts named in this Prospectus Supplement and accompanying Shelf Prospectus are Canadian residents or otherwise reside outside the United States and all of our assets are located outside of the United States.

ii

In this Prospectus Supplement and the accompanying Shelf Prospectus, unless otherwise indicated, all dollar amounts and references to "US$" and "$" are to U.S. dollars and references to "C$" are to Canadian dollars. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See "Currency Presentation and Exchange Rate Information."

Lead Agent

H.C. WAINWRIGHT & CO.

Co-Agent

CORMARK SECURITIES (USA) LIMITED

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

iv

INTEREST OF EXPERTS	44
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	44
ENFORCEABILITY OF CIVIL LIABILITIES	45

v

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Before you invest in any Offered Shares, you should carefully read this Prospectus Supplement, the accompanying Shelf Prospectus and all information incorporated by reference herein and therein. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Shelf Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement in this Prospectus Supplement is inconsistent with the statements made in the accompanying Shelf Prospectus, or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Shelf Prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Neither the Company nor the Agents have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company's website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company cautions readers regarding forward-looking statements found in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this Prospectus Supplement, the Shelf Prospectus or the particular document incorporated by reference herein or therein, as applicable. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, information with respect to:

• the future price of gold;

• the operating plans for the Asanko Gold Mine (the "AGM") under the Joint Venture (the "JV") between the Company and Gold Fields Limited ("Gold Fields");

• the estimation of mineral reserves (as defined below) and mineral resources (as defined below);

• the realization of mineral reserve estimates;

• the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

• operating costs with respect to the operation of the AGM;

• capital expenditures that are required to sustain and expand mining activities;

• the timing, costs and project economics associated with the JV's development plans for the AGM;

• the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;

• the timing of the development of new deposits;

• success of exploration activities;

• permitting timelines;

• hedging practices;

• currency exchange rate fluctuations;

• requirements for additional capital;

• government regulation of mining operations;

• environmental risks and remediation measures;

• unanticipated reclamation expenses;

• title disputes or claims; and

• limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

• the recent outbreak of the novel corona virus ("COVID-19") has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;

• the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

• the Common Shares may experience price and trading volume volatility;

• the Company has never paid dividends and does not expect to do so in the foreseeable future;

• there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;

• investors participating in the Offering may lose their entire investment;

• the Company has discretion in the use of the net proceeds from the Offering;

• there is no certainty that US$50,000,000, or any amount, will be raised under the Offering;

• United States investors may not be able to obtain enforcement of civil liabilities against the Company;

• shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all;

• the exercise of stock options or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;

• dilution from future equity financing could negatively impact holders of Common Shares;

• investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results;

• the mineral reserve and resource estimates may change and may prove to be inaccurate;

• life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;

• actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

• AGM has a limited operating history and is subject to risks associated with establishing new mining operations;

• sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

• adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

• the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

• the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

• the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

• the Company may be unsuccessful in attracting and retaining key personnel;

• labour disruptions could adversely affect the Company's operations;

• the Company's business is subject to risks associated with operating in a foreign country;

• risks related to the Company's use of contractors;

• the hazards and risks normally encountered in the exploration, development and production of gold;

• the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

• the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

• the Company's operations and workforce are exposed to health and safety risks;

• unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

• the Company's title to exploration, development and mining interests can be uncertain and may be contested;

• geotechnical risks associated with the design and operation of a mine and related civil structures;

• the Company's properties may be subject to claims by various community stakeholders;

• risks related to limited access to infrastructure and water;

• the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;

• risks associated with establishing new mining operations;

• the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

• the Company may not be able to secure additional financing when needed or on acceptable terms;

• Company shareholders may be subject to future dilution;

• risks related to the control of AGM cashflows and operation through a joint venture;

• risks related to the market price of Common Shares;

• risks related to changes in interest rates and foreign currency exchange rates;

• risks relating to credit rating downgrades;

• changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;

• risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

• the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

• non-compliance with public disclosure obligations could have an adverse effect on the Company's share price;

• risks associated with changes in reporting standards;

• the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;

• the Company may be liable for uninsured or partially insured losses;

• the Company may be subject to litigation;

• damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

• the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

• the Company must compete with other mining companies and individuals for mining interests;

• risks related to information systems security threats;

• it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws; and

• the risk factors described under the heading "Risk Factors" in, or incorporated by reference in, this Prospectus Supplement and the Shelf Prospectus.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this prospectus include, among others:

• the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;

• the ability of the Company to continue to manage confirmed cases of COVID-19 at the AGM and maintain normal operational levels at the AGM despite such cases;

• that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;

• the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;

• the price of gold will not decline significantly or for a protracted period of time;

• the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;

• the state of future global financial markets and general economic conditions;

• the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;

• the ability of the JV and the Company to comply with applicable governmental regulations and standards;

• the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change materially, and there will be no imposition of additional exchange controls in Ghana;

• the success of the JV and the Company in implementing its development strategies and achieving its business objectives;

• the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and

• the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this Prospectus Supplement, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, we are required to provide disclosure regarding our mineral properties in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, we use the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual report and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

FINANCIAL INFORMATION

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein and in the Shelf Prospectus have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Except as otherwise noted in our 2019 AIF (as defined herein) and our financial statements and related management's discussion and analysis of financial condition and results of operations that are incorporated by reference into this Prospectus Supplement or the accompanying Shelf Prospectus, the financial information contained herein, in the Shelf Prospectus and in such other documents is expressed in U.S. dollars.

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019	Year ended December 31, 2019	Year ended December 31, 2018

	(expressed in Canadian dollars)
High	1.4496	1.3600	1.3600	1.3642
Low	1.2970	1.3095	1.2988	1.2288
Average	1.3449	1.3295	1.3269	1.2957
Closing	1.4187	1.3337	1.2988	1.3642

On June 24, 2020, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3591.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Shelf Prospectus and reference should be made to the accompanying Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, except Québec, and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Galiano Gold Inc., at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 (Telephone 604-683-8193) Attn: Chief Financial Officer or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"), at www.sec.gov. The Company's filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, except Québec, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

• our annual information form for the year ended December 31, 2019, dated as at March 17, 2020 and filed on March 17, 2020 (our "2019 AIF");

• our consolidated financial statements for the years ended December 31, 2019 and 2018 comprised of the consolidated statements of financial position as at December 31, 2019 and 2018 and the consolidated statements of operations and comprehensive income (loss), cash flows and changes in equity for the years then ended, and the notes thereto and the report of the independent registered public accounting firm thereon, filed on February 13, 2020;

• our management's discussion and analysis for the years ended December 31, 2019 and 2018, filed on February 13, 2020;

• our condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 and the notes thereto, filed on May 7, 2020;

• our management's discussion and analysis for the three months ended March 31, 2020, filed on May 7, 2020; and

• the management information circular dated March 17, 2020 with respect to the annual general and special meeting of our shareholders held on April 30, 2020, filed on March 24, 2020.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada, other than Québec, subsequent to the date of this Prospectus Supplement and prior to the expiry of the Shelf Prospectus, or the completion of the issuance of securities pursuant thereto, will be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this Prospectus Supplement such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement or the accompanying Shelf Prospectus to the extent that a statement contained herein, in the accompanying Shelf Prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Shelf Prospectus.

Any template version of any "marketing materials" (as such term is defined in NI 44-101 Short Form Prospectus Distributions) filed after the date of this Prospectus Supplement and before the termination of the distribution of the securities offered pursuant to this Prospectus Supplement (together with the Shelf Prospectus) is deemed to be incorporated by reference in this Prospectus Supplement.

Upon our filing of a new annual information form and the related annual financial statements and management's discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and management's discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of our securities under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus Supplement, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of securities under this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

ADDITIONAL INFORMATION

Our Common Shares are registered under Section 12(b) of the Exchange Act by virtue of being listed on the NYSE American, and as a result we are required to publicly file reports and other information with the SEC under the Exchange Act. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. In addition, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

The Company has filed the Registration Statement under the U.S. Securities Act with respect to the Offered Shares. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. The Registration Statement can be found on EDGAR at the SEC's website www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement or the accompanying Shelf Prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Shelf Prospectus, including the section entitled "Risk Factors" herein and therein, as well as the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 as a corporation under the Business Corporations Act (British Columbia) (the "BCBCA"). The Company changed its corporate name to Asanko Gold Inc. on February 23, 2013. The Company completed the acquisition of PMI Gold Corporation ("PMI") on February 6, 2014 by way of a court approved plan of arrangement transaction. On April 30, 2020, the Company changed its corporate name to Galiano Gold Inc.

Summary Description of the Business

The Company's principal asset is its interest in the JV, which operates the AGM located in Ghana, West Africa. The AGM was created in 2014 through the combination of Galiano's (then Asanko Gold Inc.'s) Esaase Gold Project with PMI's Obotan Gold Project following the acquisition of PMI in 2014. The Company now holds its 45% interest in the AGM through the JV (a 50:50 joint venture arrangement with a subsidiary of Gold Fields) following the completion of the JV formation transaction on July 31, 2018. The Company is currently the operator and manager of the JV. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and a number of satellite deposits. Gold production at the AGM commenced in January 2016, commencement of commercial production was declared on April 1, 2016 and the operation reached steady-state production levels by the end of the second quarter of 2016.

Recent Updates

On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. Mining, mining service providers, power supply and fuel supply operators were exempted from the lockdown, and as such operations have continued at the AGM with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. While certain restrictions on the major centres of Accra and Kumasi have been relaxed, the lockdown of key operational personnel at the AGM continues, with these operational personnel living in the accommodation camp and remaining onsite on extended work rosters. The AGM has established protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, isolating affected persons, rapid testing of personnel and transportation of infected personnel to Government run isolation facilities. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM, to date the AGM's operations have been able to continue uninterrupted. The Company's offices in Vancouver, Johannesburg and Accra are open and observing local regulations.

While goods and supplies continue to flow through the Ghanaian border, out of precaution, the AGM has secured an eight to nine month supply of key reagents, consumables and critical spares, with the exception of diesel fuel for which the AGM has paid for and secured three months' of supply. On March 26, 2020, the Company was advised by the AGM's primary refiner in South Africa that it would be open for deposits and continue to operate with a reduced workforce during a 21-day lockdown in South Africa. During April 2020, the lockdown in South Africa was relaxed to introduce a phased opening up of the economy; the AGM's primary refiner continues to operate with a reduced workforce.

Intercorporate Relationships

The Company has the following interests in affiliates and subsidiaries:

Affiliate name	Jurisdiction	Interest
Asanko Gold Ghana Limited	Ghana	45%
Adansi Gold Company (GH) Limited	Ghana	50%
Asanko Gold Exploration (Ghana) Limited	Ghana	50%
Shika Group Finance Limited	Isle of Man	50%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%

The Company's inter-corporate relationships with its subsidiaries and affiliates are illustrated in the chart below:

MINERAL PROPERTIES

The Asanko Gold Mine

The AGM is located in the Amansie West District of the Ashanti Region of Ghana, West Africa. The AGM was created in 2014 through the combination of Galiano's (then Asanko Gold Inc.'s) Esaase Gold Project with PMI's Obotan Gold Project following the acquisition of PMI in 2014. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and a number of satellite deposits. The Company holds its 45% interest in the AGM through the JV (a 50:50 joint venture arrangement with a subsidiary of Gold Fields) following the completion of the JV formation transaction on July 31, 2018. The Company is currently the operator and manager of the JV.

The AGM was originally intended to be developed in two phases, with the first phase being largely based on the Obotan Project originally owned by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase. The construction of the first phase was completed in early 2016. Gold production commenced in January 2016, commercial production was declared on April 1, 2016 and the operation reached steady-state production levels by the end of the second quarter of 2016. The second phase entailed increasing the processing capacity of the Obotan processing plant to 5 million tonnes per annum (from 3 million tonnes per annum), which was completed in 2018, and the initial development of the Esaase deposit. Ore from Esaase is trucked via a haul road from Esaase to Obotan. This haul road was initially considered a temporary haul road as the JV's plans at the time contemplated that the Esaase deposit would be connected to the Obotan processing plant by means of a 27-km conveyor belt. However, the ore transportation solution (from Esaase to Obotan) was modified and the 2020 LOM Plan (defined below) was based on a continuous trucking operation from Esaase to Obotan, subject to certain upgrades to the existing haul road.

An NI 43-101 Technical Report with respect to the AGM, titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana" was filed on SEDAR on March 17, 2020, and was amended and restated on June 9, 2020 (the "2020 LOM Plan").

CONSOLIDATED CAPITALIZATION

Since March 31, 2020, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share or debt capital other than the re-purchase by the Company of 326,654 Common Shares pursuant to its normal course issuer bid and the issuance of 434,458 Common Shares upon the exercise of stock options by participants under the Company's stock option plan. See "Prior Sales".

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of the Offered Shares through in an "at-the-market distribution" will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the ATM Agreement and the expenses of the distribution. The Agents will receive a commission in cash equal to 3% of the gross proceeds from the sale of the Offered Shares in connection with the Offering. All expenses related to the Offering and any compensation paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. Any proceeds we receive will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. We intend to use the net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding ongoing exploration and operations at the AGM, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

The Company jointly controls the AGM and as a result reports its interest in the AGM on an equity basis under IFRS. Because the Company does not control the cash flows associated with the AGM, the Company does not report cash flows from the AGM as cash flows from operating activities, but rather reports the cash distributions from the AGM as part of investing activities in accordance with IFRS. As a result, even though the Company reported negative cash flows from operating activities during the year ended December 31, 2019, the Company's cash position improved by $20.8 million during the year ended December 31, 2019 and the Company reported unaudited cash balances of $50.6 million as at March 31, 2020. The Company does not anticipate relying on the net proceeds from the Offering, if any, to fund any negative cash flows from operating activities in future periods.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and the ultimate use of proceeds may vary materially from that set forth above. Accordingly, management will retain significant discretion and flexibility over the use of the net proceeds from the sale of the Offered Shares. See "Risk Factors".

PLAN OF DISTRIBUTION

The Company has entered into the ATM Agreement with the Agents pursuant to which the Company may offer and sell Offered Shares having an aggregate sales price of up to US$50,000,000 from time to time through the Lead Agent, subject to the terms and conditions of the ATM Agreement. The Lead Agent is not required to sell any specific number or dollar amount of our Common Shares but will use its commercially reasonable efforts, consistent with their normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the ATM Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an "at-the-market distribution" or an "at-the-market" offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the ATM Agreement will be made by means of ordinary brokers' transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. If expressly authorized by the Company, the Lead Agent may also sell Offered Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the NYSE American. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agents will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada or undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, to any person who it knows or has reason to believe is acting on the behalf of persons in Canada, to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering prices may vary as between purchasers and during the period of distribution. The Agents will not engage in any transactions that stabilize the price of the Common Shares during the Offering.

Under the terms of the ATM Agreement, the Company may also sell Common Shares to the Lead Agent as principal for its own individual account at a price agreed upon at the time of sale. If the Company sells Common Shares to the Lead Agent as principal, the Company will enter into a separate terms agreement with the Lead Agent and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum amount of Offered Shares to be sold through the Lead Agent on a daily basis or otherwise as the Company and the Lead Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. For so long as required under applicable securities laws, the Company shall not sell through the Lead Agent Offered Shares having an aggregate value in excess of what would be permitted under Section 9.1 of NI 44-102. Subject to the terms and conditions of the ATM Agreement, the Lead Agent will use reasonable efforts to sell on the Company's behalf the maximum amount of Offered Shares so designated. The Company may instruct the Lead Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or either Agent, for such Agent, may suspend the Offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the ATM Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon written notice to the Agents as specified in the ATM Agreement, and each Agent, with respect to such Agent, in its sole discretion, has the right to terminate the provisions of the ATM Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the ATM Agreement.

Pursuant to the terms of the ATM Agreement, the Lead Agent will provide to the Company written confirmation following the close of trading on the NYSE American on each day in which Offered Shares are sold under the ATM Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agents under the ATM Agreement, the net proceeds to the Company and the commission paid to the Agents in connection with the sales of the Offered Shares.

The Company will pay the Agents a commission in cash equal to 3.0% of the gross sales price per Offered Share sold through the Lead Agent under the ATM Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commission and proceeds to us, if any, are not determinable at this time. The Company has agreed to reimburse the Agents for certain of their expenses, including the reasonable fees and disbursements of their legal counsel, in an amount not to exceed US$50,000. Additionally, pursuant to the terms of the ATM Agreement, we have agreed to reimburse the Lead Agent for the costs of its legal counsel incurred in connection with the Agents' ongoing diligence requirements arising from the transactions contemplated by the ATM Agreement in an amount not to exceed US$2,500 in the aggregate per calendar quarter, plus any reasonable incidental expense incurred by the Lead Agent in connection therewith. Any compensation paid to the Agents will be paid out of the proceeds from the sale of Offered Shares.

Settlement for sales of Offered Shares will occur, unless the Company and the Lead Agent agree otherwise, on the second trading day following the date on which any sales were made (or such earlier date as is industry practice for regular-way trading) in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company.

Neither of the Agents is registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The Offering of Offered Shares pursuant to the ATM Agreement will terminate upon the earlier of (i) the sale of Offered Shares for aggregate proceeds equal to the lesser of US$50,000,000 and, for so long as such limitation is applicable, the maximum amount permitted under Section 9.1 of NI 44-102 and (ii) the termination of the ATM Agreement as provided therein.

In connection with the sale of the Offered Shares on our behalf, each Agent will be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation to such Agents will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. The Agents will not engage in any transactions that stabilize the price of the Common Shares. No Agent involved in the distribution, no affiliate of such an Agent and no person or company acting jointly or in concert with such an Agent has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF SECURITIES

Our authorized share capital consists of an unlimited number of Common Shares. As of the date of this Prospectus Supplement, we had 222,775,205 Common Shares issued and outstanding. In addition, as of the date of this Prospectus Supplement, there were 11,283,279 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$1.72, and nil Common Shares issuable upon the exercise of outstanding share units, for a total of 234,058,484 Common Shares issued and outstanding on a fully-diluted basis.

Common Shares

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to such assets. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA and the articles of the Company.

Dividend Policy

The Company has no fixed dividend policy and has not declared or paid any dividends to date on our Common Shares. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Galiano's board of directors from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration and such other considerations as the board of directors in its discretion may consider or deem relevant.

Investor Rights Agreement

Pursuant to an investor rights agreement between the Company and a wholly-owned subsidiary of Gold Fields Limited ("GF"), dated April 4, 2018 (the "Investor Rights Agreement"), GF has a pre-emptive right to maintain its pro rata ownership interest in the Company (the "Pre-Emptive Right") in the event that the Company completes an equity financing (excluding certain equity issuances such as Common Share issuances under equity incentive plans of the Company). GF currently holds approximately 9.9% of the Common Shares on an undiluted basis. Pursuant to the Pre-Emptive Right, the Company is required to provide written notice to GF at least ten business days prior to the closing of any such equity offering.

As a result of the practical difficulty of  adhering to and effecting the Pre-Emptive Right in respect of the Offering, the Company has entered into a side letter with GF whereby, in order to permit GF to have the opportunity to maintain its pro rata ownership interest in connection with the issuance of Common Shares from time to time under the Offering, in respect of each quarter (being the three month periods ending March 31, June 30, September 30 and December 31 of any calendar year) ended after the date hereof during which Common Shares are issued under the Offering (each such quarter, a “Distribution Period”) GF shall have the right (the “Subscription Right”) to subscribe for and to be issued up to such number of Common Shares that represent 9.9% of the Common Shares issued under the Offering during such Distribution Period. If GF elects not to exercise the Subscription Right in respect of any particular Distribution Period in whole or in part, such rights in respect of each such Distribution Period (the “Accumulated Rights”) shall accumulate and be exercisable upon the completion of subsequent Distribution Periods, such that, GF retains the rolling right to subscribe for up to 9.9% of the Common Shares issued under the Offering in the aggregate from time to time.

The price per Common Share purchased by GF pursuant to the exercise of the Subscription Right in respect of any Distribution Period shall be the greater of (i) the volume-weighted average sale price of all Common Shares sold under the ATM Offering during the applicable Distribution Period (the “VWAP”), and (ii) the minimum permitted price per Common Share under the rules of the TSX and the NYSE American (or the rules of any other applicable stock exchange on which the Common Shares may be traded from time to time and to which Galiano is subject). For greater certainty, in the event that GF exercises the Subscription Right in respect of Accumulated Rights, “VWAP” shall refer to the volume-weighted average sales price of all Common Shares sold under the Offering during the Distribution Period to which the Accumulated Rights relate.

The Common Shares issuable pursuant to the exercise of the Subscription Right are not qualified hereby and will be issued on the basis of prospectus and registration exemptions under applicable Canadian and United States securities laws.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, administrative positions of the IRS, the United States - Canada Income Tax Convention (the "Treaty"), and U.S. court decisions that are in effect as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares acquired in the Offering that is:

• an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

• a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the Offered Shares.

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) are partnerships or other pass-through entities (and investors in such partnerships and entities); or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates, dual-residents or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; or (d) persons that have a permanent establishment in Canada for the purposes of the Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company does not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the "dividends received deduction".

Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company is considered a "passive foreign investment company" (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Company believes that it was not a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder is urged to consult its own tax advisor regarding the Company's status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person", to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax under the "Default PFIC Rules" discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Pursuant to the default PFIC rules, any gain recognized on the sale or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a Non-Electing U.S. Holder's holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed above). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

QEF Election

A U.S. Holder that makes a qualified electing fund election (a "QEF Election") for the first tax year in which the Company is a PFIC generally will not be subject to the rules discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company's ordinary earnings.

If for any year that the Company qualifies as a PFIC, the Company expects to make available to U.S. Holders, a PFIC Annual Information Statement as described in applicable Treasury Regulations and to permit a U.S. Holder to maintain a QEF Election with regard to the Company. The Company may elect to provide such information on its website. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. If the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

Alternatively, a U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares if the Offered Shares are marketable stock.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules discussed above with respect to such Offered Shares.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Each U.S. Holder is urged to consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders is urged to consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.

PRIOR SALES

The following tables summarize the details of the Common Shares and any securities convertible or exchangeable for Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement.

Common Shares

Date of Issuance	Price per Common Share (C$)	Number of Common Shares	Reason for Issuance
August 9, 2019	1.07	50,000	Exercise of Stock Options
August 28, 2019	1.07	50,000	Exercise of Stock Options
August 28, 2019	1.11	133,200	Exercise of Stock Options
September 23, 2019	1.07	33,333	Exercise of Stock Options
September 24, 2019	1.07	23,333	Exercise of Stock Options
September 25, 2019	1.07	30,000	Exercise of Stock Options
September 25, 2019	1.11	83,250	Exercise of Stock Options
April 24, 2020	1.07	50,000	Exercise of Stock Options
May 8, 2020	0.98	66,998	Exercise of Stock Options
May 8, 2020	1.07	169,998	Exercise of Stock Options
May 8, 2020	1.32	33,300	Exercise of Stock Options
May 15, 2020	0.98	3,333	Exercise of Stock Options
May 15, 2020	1.07	6,666	Exercise of Stock Options
May 19, 2020	0.98	72,499	Exercise of Stock Options
May 19, 2020	1.07	31,664	Exercise of Stock Options

Stock Options ("Options") and Share Units

Date of Issuance	Security	Exercise Price per Security (C$)	Number of Securities
August 21, 2019	Options	1.18	75,000
September 20, 2019	Options	1.31	10,000

Date of Issuance	Security	Exercise Price per Security (C$)	Number of Securities
September 27, 2019	Options	1.34	100,000
December 2, 2019	Options	1.15	37,700
April 1, 2020	Options	1.23	173,000
May 14, 2020	Options	1.67	363,000

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol "GAU". The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Prospectus Supplement.

Month (1)	High (C$)	Low (C$)	Volume
June 2019	0.85	0.68	3,937,658
July 2019	1.14	0.81	3,324,785
August 2019	1.45	0.99	4,806,324
September 2019	1.39	1.16	2,667,309
October 2019	1.35	1.12	1,177,367
November 2019	1.22	1.01	2,250,783
December 2019	1.25	1.05	3,271,118
January 2020	1.27	1.12	2,320,326
February 2020	1.39	1.14	3,764,892
March 2020	1.29	0.80	4,791,419
April 2020	1.75	1.13	7,639,305
May 2020	1.84	1.49	3,632,411
June 1 - 24, 2020	1.74	1.47	2,203,700

Notes
(1) Up to and including May 4, 2020, the Common Shares traded under the symbol "AKG." On May 5, 2020, following the change to the Company's corporate name, the Common Shares began trading under the symbol "GAU".

The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Prospectus Supplement.

Month (1)	High (US$)	Low (US$)	Volume
June 2019	0.65	0.50	23,715,700
July 2019	0.87	0.61	9,411,700
August 2019	1.10	0.75	19,499,900
September 2019	1.07	0.88	10,279,900
October 2019	1.01	0.83	5,451,800
November 2019	0.93	0.76	7,847,500
December 2019	0.96	0.81	7,695,500
January 2020	0.98	0.84	7,226,100
February 2020	1.07	0.85	8,692,700
March 2020	0.94	0.56	10,023,025
April 2020	1.28	0.78	13,992,058
May 2020	1.33	1.05	11,527,300
June 1 – 24, 2020	1.29	1.10	7,856,100

Notes
(1) Up to and including May 4, 2020, the Common Shares traded under the symbol "AKG." On May 5, 2020, following the change to the Company's corporate name, the Common Shares began trading under the symbol "GAU".

On June 24, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$1.68 and on the NYSE American was US$1.24.

RISK FACTORS

An investment in the Offered Shares is highly speculative and involves significant risks. In addition to the other information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, you should review and carefully consider the risks described herein and in the accompanying Shelf Prospectus under the "Risk Factors" heading before purchasing any of the Offered Shares distributed under this Prospectus Supplement. The risks described herein, in the Shelf Prospectus and the documents incorporated by reference herein and therein are not the only risk factors facing the Company and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of the Company.

Coronavirus

Outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people with the major centers of Accra and Kumasi. To date, mining, mining service providers, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted. There have been several confirmed COVID-19 cases among the operational personnel at the AGM; however, to date, the AGM's operations have been able to continue uninterrupted. If there are additional cases of COVID-19 among the employees or contractors working at our facilities, we may be required, or may voluntarily, close, curtail or otherwise limit our operating activities, which would reduce our revenue and could have an adverse impact on, among other things, our relationships with customers, suppliers, contractors and/or employees.

At this time the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares.

Global financial conditions

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the outbreak of COVID-19, the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks and economic crises, including the current outbreak of COVID-19 and the related economic impacts on the global economic environment, and government authorities may have limited resources to respond to such shocks and crises. As a result of the outbreak of COVID-19, among other impacts, financial markets and global economic conditions have deteriorated, consumer spending has decreased, employment rates have reached historic lows and consumer debt levels have continued to increase. These impacts may adversely affect the Company's growth and profitability.

A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell their securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where these companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company's profitability and reputation.

Dividends

The Company has not paid any dividends since incorporation. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the Ghanaian government's exchange controls.

Tax consequences for foreign controlled Canadian companies

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities of the Company.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Discretion over use of proceeds

The Company intends to allocate the net proceeds it will receive from the Offering, if any, as described under "Use of Proceeds" in this Prospectus Supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this Prospectus Supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

No certainty regarding net proceeds

There is no certainty that US$50,000,000, or any amount, will be raised under the Offering. The Lead Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Lead Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Enforcement of civil liabilities by U.S. investors

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the BCBCA, that the majority of the Company's officers and directors are residents of Canada, and that all, or a substantial portion of their assets and the Company's assets, are located outside the United States, and that certain of the experts named in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated herein and therein by reference) are residents of Canada or reside outside of the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company's directors and officers, or certain of the experts named in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated herein and therein by reference), or enforce judgments obtained in the United States courts against the Company or certain of the Company's directors and officers, or certain of the experts named in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated herein and therein by reference) based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers, or certain of the experts named in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated herein and therein by reference). There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers, or certain of the experts named in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated herein and therein by reference) to enforce liabilities based solely upon United States federal or state securities laws.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Dilution from exercise of outstanding stock options or settlement of share units

The Company has outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options. In addition, the Company has outstanding share units, representing a right to receive Common Shares on vesting and satisfaction of the settlement conditions. The exercise of the stock options or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and the Company's ability to raise equity capital in the future at a time and price which deems it appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional stock options and share units. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders' percentage interest in the Company.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Offered Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Offered shares offered hereby will be sold in "at-the-market" offerings

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.

INTEREST OF EXPERTS

Malcolm Titley, Jonathan Hudson, Glenn Bezuidenhout, Jeffrey Coffin, Desmond Mossop, Jeffrey Stevens, Fanie Coetzee, Godknows Njowa and Mike Begg are the authors responsible for the preparation of the 2020 LOM Plan.  Additionally, Mike Begg has prepared, supervised the preparation of or reviewed certain parts of this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein that are of a scientific or technical nature.

To the knowledge of the Company, none of these experts, except Mr. Begg, held at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates. As at the date hereof, Mr. Begg held 424,000 stock options of the Company issued to him in respect of his employment with the Company.

Other than Mr. Begg, who is currently employed by Galiano, none of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

LEGAL MATTERS

Certain legal matters relating to the Offered Shares offered by this Prospectus Supplement will be passed upon for us by (i) Blake, Cassels & Graydon LLP with respect to matters of Canadian law and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of United States law. In addition, certain legal matters in connection with the Offering will be passed upon for the Agents by (i) Stikeman Elliott LLP with respect to matters of Canadian law and (ii) Ellenoff Grossman & Schole LLP with respect to matters of United States law. The partners, counsel and associates of each of Blake, Cassels & Graydon LLP, Stikeman Elliott LLP and Ellenoff Grossman & Schole LLP, respectively as a group, beneficially own directly and indirectly, less than 1% of the outstanding Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the BCBCA. The majority of our directors and officers and the experts named in this Prospectus Supplement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company's assets are, located outside the United States. As such, it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Common Shares under this Prospectus Supplement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Professional Accountants, Suite 11, 777 Dunsmuir St, Vancouver, BC V7Y 1K3 ("KPMG"). KPMG is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Company's Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario, and Computershare Trust Company N.A. at its principal offices in Kentucky is the duly appointed U.S. co-transfer agent of the Company.

SHORT FORM BASE SHELF PROSPECTUS
New Issue	June 11, 2020

GALIANO GOLD INC.

US$300,000,000

Common Shares
Warrants
Subscription Receipts
Units
Debt Securities

Share Purchase Contracts

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Galiano Gold Inc. (the "Company", "Galiano", "we" or "our") listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$300,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") and the NYSE American ("NYSE American") under the trading symbol "GAU". On June 10, 2020, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSX and NYSE American was C$1.64 and US$1.23, respectively. Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of our securities and the extent of issuer regulation. See "Risk Factors".

We are permitted under a multijurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and such financial statements are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to the financial statements of United States companies.

Acquiring our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

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Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, the majority of our officers and directors and certain of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be, residents of a country other than the United States and all of our assets are located outside of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of securities, excluding an "at-the-market distribution" as defined in National Instrument 44-102 - Shelf Distributions (an "ATM Distribution"), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an ATM Distribution undertaken pursuant to any prospectus supplement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot or effect transactions which stabilize or maintain the market price of the securities offered. See "Plan of Distribution". A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "Risk Factors".

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.

Michael Price, and Judith Mosely, each a director of the Company, and Malcolm Titley, Mike Begg, Jonathan Hudson, Glenn Bezuidenhout, Jeffrey Coffin, Desmond Mossop, Jeffrey Stevens, Fanie Coetzee and Godknows Njowa, each named as an expert herein, reside outside of Canada and have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada for service of process in Canada. See "Agent for Service of Process".

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

 ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus will form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to "US$" or "$" are to U.S. dollars and references to "C$" are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain US dollar amounts into Canadian dollars solely for your convenience. See "Currency Presentation and Exchange Rate Information".

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Galiano" or the "Company", refer to Galiano Gold Inc. together, where context requires, with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference and any prospectus supplement, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, we are required to provide disclosure regarding our mineral properties in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, we use the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.  In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this annual report and the documents incorporated by reference herein are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual report and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report are or will be economically or legally mineable.  Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company cautions readers regarding forward-looking statements found in this prospectus (including the documents incorporated by reference herein) and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this prospectus. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, information with respect to:

  the future price of gold,
  the operating plans for the Asanko Gold Mine (the "AGM") under the Joint Venture (the "JV") between the Company and Gold Fields Limited ("Gold Fields"), the estimation of mineral reserves (as defined below) and mineral resources (as defined below), the realization of mineral reserve estimates,
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery, operating costs with respect to the operation of the AGM,
  capital expenditures that are required to sustain and expand mining activities, the timing, costs and project economics associated with the JV's development plans for the AGM, the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans, the timing of the development of new deposits,
  success of exploration activities,
  permitting timelines,
  hedging practices,
  currency exchange rate fluctuations,
  requirements for additional capital,
  government regulation of mining operations,
  environmental risks and remediation measures,
  unanticipated reclamation expenses,
  title disputes or claims, and
  limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the recent outbreak of the novel corona virus ("COVID-19") has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to the market price of Common Shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Common Shares may experience price and trading volume volatility;
  the Company has never paid dividends;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company has discretion in the use of the net proceeds from an offering;
  there is an absence of a public market for certain of the securities;
  the debt securities will be structurally subordinated to any indebtedness of the Company's subsidiaries and the Company's ability to service indebtedness is dependent on the results of operations of, and payments received from, its subsidiaries;
  changes in interest rates or fluctuations in currency markets may cause the market price or value of the debt securities to decline;
  United States investors may not be able to obtain enforcement of civil liabilities against the Company;
  the debt securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt;
  shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate; and
  the risk factors described under the heading "Risk Factors" in, or incorporated by reference in, this prospectus.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this prospectus include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the state of future global financial markets and general economic conditions;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change materially, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this prospectus, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Galiano Gold Inc., at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 (Telephone 604-683-8193) Attn: Chief Financial Officer or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"), at www.sec.gov. The Company's filings through SEDAR and EDGAR are not incorporated by reference in the prospectus except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:

  our annual information form for the year ended December 31, 2019, dated as at March 17, 2020 and filed on March 17, 2020 (our "2019 AIF");
  our consolidated financial statements for the years ended December 31, 2019 and 2018 comprised of the consolidated balance sheets as at December 31, 2019 and 2018 and the consolidated statements of operations and comprehensive income (loss), cash flows and changes in equity for the years then ended, and the notes thereto and the report of the independent registered public accounting firm thereon, filed on February 13, 2020;

  our management's discussion and analysis for the years ended December 31, 2019 and 2018, filed on February 13, 2020;
  our condensed consolidated interim financial statements for the three months ended March 31, 2020 and the notes thereto, filed on May 7, 2020;
  our management's discussion and analysis for the three months ended March 31, 2020, filed on May 7, 2020; and
  the management information circular dated March 17, 2020 with respect to the annual general and special meeting of our shareholders held on April 30, 2020, filed on March 24, 2020.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus will form a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any template version of any "marketing materials" (as such term is defined in NI 44-101 Short Form Prospectus Distributions) filed after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

Upon our filing of a new annual information form and the related annual financial statements and management's discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management's discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus will forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of each expert listed in the exhibit index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

ADDITIONAL INFORMATION

A registration statement on Form F-10 will be filed by the Company with the SEC in respect of the offering of securities. The registration statement, of which this short form prospectus will form a part, contains additional information not included in this short form prospectus, certain items of which will be contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC. Our SEC filings are available through EDGAR at www.sec.gov.

Our Common Shares are registered under Section 12(b) of the Exchange Act by virtue of being listed on the NYSE American, and as a result we are required to publicly file reports and other information with the SEC under the Exchange Act. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. In addition, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Except as otherwise noted in our 2019 AIF and our financial statements and related management's discussion and analysis of financial condition and results of operations that are incorporated by reference into this prospectus, the financial information contained in such documents is expressed in US dollars. Exchange rates between US dollars and the Canadian dollar are included below.

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019	Year ended December 31, 2019	Year ended December 31, 2018
	(expressed in Canadian dollars)
High	1.4496	1.3600	1.3600	1.3642
Low	1.2970	1.3095	1.2988	1.2288
Average	1.3449	1.3295	1.3269	1.2957
Closing	1.4187	1.3337	1.2988	1.3642

On June 10, 2020, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3390.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled "Risk Factors", as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 as a corporation under the Business Corporations Act (British Columbia) (the "BCBCA"). The Company changed its corporate name to Asanko Gold Inc. on February 23, 2013. The Company completed the acquisition of PMI Gold Corporation ("PMI") on February 6, 2014 by way of a court approved plan of arrangement transaction. On April 30, 2020 the Company changed its corporate name to Galiano Gold Inc.

Summary Description of the Business

The Company's principal asset is its interest in the JV, which operates the AGM located in Ghana, West Africa. The AGM was created in 2014 through the combination of Galiano's (then Asanko Gold Inc.'s) Esaase Gold Project with PMI's Obotan Gold Project following our acquisition of PMI in 2014. The Company now holds its 45% interest in the AGM through the JV (a 50:50 joint venture arrangement with a subsidiary of Gold Fields) following the completion of the JV formation transaction on July 31, 2018. The Company is currently the operator and manager of the JV. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and a number of satellite deposits. Gold production at the AGM commenced in January 2016, commencement of commercial production was declared on April 1, 2016 and the operation reached steady-state production levels by the end of the second quarter of 2016.

Recent Updates

On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. Mining, mining service providers, power supply and fuel supply operators were exempted from the lockdown, and as such operations have continued at the AGM with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. While certain restrictions on the major centres of Accra and Kumasi have been relaxed, the lockdown of key operational personnel at the AGM continues, with these operational personnel living in the accommodation camp and remaining onsite on extended work rosters. The AGM has established protocols and procedures to manage any confirmed positive cases of COVID-19, including contact tracing, isolating affected persons, rapid testing of personnel and transportation of infected personnel to Government run isolation facilities. The Company's offices in Vancouver, Johannesburg and Accra are open and observing local regulations.

While goods and supplies continue to flow through the Ghanaian border, out of precaution, the AGM has secured an eight to nine month supply of key reagents, consumables and critical spares, with the exception of diesel fuel for which the AGM has paid for and secured three months' of supply. On March 26, 2020, the Company was advised by the AGM's primary refiner in South Africa that it would be open for deposits and continue to operate with a reduced workforce during a 21-day lockdown in South Africa. During April 2020, the lockdown in South Africa was relaxed to introduce a phased opening up of the economy; the AGM's primary refiner continues to operate with a reduced workforce.

Intercorporate Relationships

The Company has the following interests in affiliates and subsidiaries:

Affiliate name	Jurisdiction	Interest
Asanko Gold Ghana Limited	Ghana	45%
Adansi Gold Company (GH) Limited	Ghana	50%
Asanko Gold Exploration (Ghana) Limited	Ghana	50%
Shika Group Finance Limited	Isle of Man	50%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%

The Company's inter-corporate relationships with its subsidiaries and affiliates are illustrated in the chart below:

MINERAL PROPERTIES

The Asanko Gold Mine

The AGM is located in the Amansie West District of the Ashanti Region of Ghana, West Africa. The AGM was created in 2014 through the combination of Galiano's (then Asanko Gold Inc.'s) Esaase Gold Project with PMI's Obotan Gold Project following our acquisition of PMI in 2014. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and a number of satellite deposits. The Company holds its 45% interest in the AGM through the JV (a 50:50 joint venture arrangement with a subsidiary of Gold Fields) following the completion of the JV formation transaction on July 31, 2018. The Company is currently the operator and manager of the JV.

The AGM was originally intended to be developed in two phases, with the first phase being largely based on the Obotan Project originally owned by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase. The construction of the first phase was completed in early 2016. Gold production commenced in January 2016, commercial production was declared on April 1, 2016 and the operation reached steady-state production levels by the end of the second quarter of 2016. The second phase entailed increasing the processing capacity of the Obotan processing plant to 5 million tonnes per annum, which was completed in 2018, and the initial development of the Esaase deposit. Ore from Esaase is trucked via a haul road from Esaase to Obotan. This haul road was initially considered a temporary haul road as the JV's plans at the time contemplated that the Esaase deposit would be connected to the Obotan processing plant by means of a 27-km conveyor belt. However, the ore transportation solution (from Esaase to Obotan) was modified and the 2020 LOM Plan (defined below) was based on a continuous trucking operation from Esaase to Obotan, subject to certain upgrades to the existing haul road.

A National Instrument 43-101 Technical Report with respect to the AGM, titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana" was filed on SEDAR on March 17, 2020, and was amended and restated on June 9, 2020 (the "2020 LOM Plan").

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our 2019 AIF, annual and interim financial statements, and the related notes, as well as our annual and interim management's discussion and analysis. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Certain of the risk factors below are drafted solely in reference to the JV. In the event, however, that Galiano, in the future, obtains an interest in another mineral property in addition to the AGM, some of risks set out below may be considered applicable to Galiano as well, to the extent relevant in the circumstances.

Operational risks

Coronavirus

The recent outbreak of COVID-19 has had a significant negative impact on global financial conditions. COVID-19 emerged in Wuhan, China and has now spread to every major commodity market, including Canada and the United States. A sustained slowdown in economic growth or demand in these markets could have an adverse effect on the price and/or demand for gold, which could adversely affect the Company's business, financial condition and results of operations.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people with the major centers of Accra and Kumasi. To date, mining, mining service providers, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted. In addition, should one or more employees or contractors working at our facilities contract COVID-19, we may be required, or may voluntarily, close, curtail or otherwise limit our operating activities, which would reduce our revenue and could have an adverse impact on, among other things, our relationships with customers, suppliers, contractors and/or employees.

At this time the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares.

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

In addition, the mineral reserve and mineral resource estimates for the AGM are updated from time to time as the geological and technical information on the mineralization increases. These mineral reserve and mineral resource updates may result in reclassification of resources from one category of resources to another and these reclassifications may have a follow-on impact on reserves. To the extent that these reclassifications of resources are from a higher category to a lower category, there may be a resulting negative impact on related mineral reserves. Any reduction of reserves resulting from reclassification of resources may ultimately impact on project economics, including net present values and internal rates of return, and may result in the Company recognizing an impairment of the value of the AGM. For future projects, these reductions may impact adversely on production decisions. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the JV's mineral resources constitute or will be converted into reserves. Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the JV's proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the AGM to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the JV to reduce its mineral reserves and resources, which could have a negative impact on the financial results of the JV and the Company.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the JV to reduce its reserves. There is also no assurance that the JV will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Life of mine plans

Life of mine ("LOM") estimates for each of the properties of the JV are based on a number of factors and assumptions and may prove to be incorrect. In addition, LOM plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the JV increases production, experiences increased production costs or if the price of gold declines significantly. The LOM plan for the AGM will be updated from time-to-time to reflect current geological, technical and economic information and the JV's plans for the operation and expansion of the AGM may change materially from current planned operations based on the results of an updated LOM plan. Any such updates may result in changes to the LOM that could negatively impact the operations and financial condition of the JV and the AGM, or the share price of the Company, including pursuant to the recognition by the Company of impairment charges with respect to its investment in the JV.

Production costs

The Company's public disclosures, including the documents incorporated by reference herein, contain estimates of future production, operating costs, capital costs, estimates of future all-in sustaining costs per ounce of gold and other economic and financial measures with respect to existing mines and certain development stage projects. These estimates may change and/or the JV or the Company may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within the JV's or the Company's control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  the outbreak of pandemics, including COVID 19;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  exchange rate and commodity price fluctuations;
  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
  labour shortages or strikes;
  litigation;
  terrorism;
  civil unrest and protests;
  restrictions or regulations imposed by governmental or regulatory authorities;
  permitting or licensing issues; or
  shipping interruptions or delays.

In addition, estimates of capital costs and operating costs derived from the 2020 LOM Plan should be viewed in the context of being estimates based on the mine plan set forth in the 2020 LOM Plan. In addition, the estimates of capital and operating costs derived from the 2020 LOM Plan may be materially impacted by events beyond the JV's control, such as foreign exchange rate fluctuations and increases in plant, equipment and labour costs. Accordingly, the JV's actual capital and operating costs may vary materially from the estimates derived from the 2020 LOM Plan.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on the future cash flow, profitability, results of operations and financial condition of the JV and Company.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, the JV (and consequently Galiano) is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the JV (and consequently of Galiano) is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the JV's operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the JV's control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the JV. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the JV's development project. If the costs of certain commodities consumed or otherwise used in connection with the JV's operations were to increase significantly, and remain at such levels for a sustained period of time, this would have a material adverse impact on the JV and the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the JV's capital expenditures, production schedules, profitability and operating cash flow.

Extraction

A number of factors can affect the JV's ability to extract ore efficiently in the quantities that it has budgeted, including, but not limited to:

  ground conditions;
  geotechnical conditions;
  geological conditions;
  chemical effects;
  efficiency; and
  scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the JV's production schedule. There is no assurance that, in planning and budgeting at the AGM, the Company or the JV have foreseen and/or accounted for every possible factor that might cause a project to be subject to suboptimal operation, and such suboptimal operation could have an effect on business, results of operations and financial condition of the JV and the Company and on the share price of the Company.

Processing

A number of factors could affect the JV's ability to process ore in the tonnages budgeted, the quantities of the metals and deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

  material showing breakage characteristics different to those planned;
  material with grades outside of planned grade range;
  the presence of deleterious materials in ratios different than expected;
  material drier or wetter than expected, due to natural or environmental effects; and
  viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the JV to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result, among other things, in lower throughput, lower recovery and/or more downtime which may have an adverse effect on future cash flow, results of operations and financial condition of the JV and the Company.

Health and safety risks

The JV and its workforce are exposed to pandemics such as COVID-19 (discussed above), malaria, dengue, chikungunya and other diseases. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the JV.

As a result of such pandemics and workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the JV will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the future cash flows, earning, results of operations and financial condition of the JV and the Company.

Equipment malfunctions

The JV's various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the operations, profitability and financial results of the JV and Company.

Legislative changes

The JV and Company, respectively, is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices, closure and rehabilitation requirements and taxation. Compliance with these laws may require significant expenditures. If the JV or Company is unable to comply fully, they may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the JV or Company to be unable to obtain or maintain required permits. There can be no assurance that the JV or Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results of the Company or the JV.

New laws, regulations and administrative interpretations, amendments to existing laws and regulations or administrative interpretations, or more stringent enforcement of existing laws, regulations and administrative interpretations, whether in response to changes in the political or social environment the Company and JV operates in or otherwise, could have a material and adverse effect on the future cash flows, results of operations and financial condition of the Company and JV.

Key employees

The ability of the JV and the Company to effectively manage its corporate, exploration and operations teams, as applicable, depends in large part on the ability of the JV and Company to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company and JV also depends on the technical expertise of its professional employees. The JV and Company face competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the JV or Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the business, financial condition and/or operational results of the JV and Company.

Labour disruptions

The JV is dependent on its workforce and the workforce of its contractors to extract and process minerals. Relations between the JV and its employees, as well as between contractors and their employees, may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the JV carries on business. Labour disruptions at the JV's properties could have a material adverse impact on its business, results of operations and financial condition and that of the Company. A number of the JV's employees are represented by labour unions under various collective labour agreements, which are subject to renegotiation and renewal at or near the termination of these contracts. In addition, existing labour agreements may not prevent a strike or work stoppage at the JV's facilities in the future. Any work stoppage or strike by union or other employees could have a material adverse effect on the JV and Company's earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including:

  political risks;
  war, terrorism and civil disturbance risks;
  risks related to changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
  risks in respect of the cancellation or renegotiation of contracts;
  the risk of the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
  the risk of expropriation and nationalization; and
  the risk of delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the JV or the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the Canadian Corruption of Foreign Public Officials Act by virtue of the JV and the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the JV or the Company's possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the ability of the JV and the Company to assist in minimizing its expatriate workforce's exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the JV and the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the financial position and/or results of operations of the JV and Company. In addition, the enforcement by the JV and Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company or the JV has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the future cash flows, earnings, results of operations and/or financial condition of the JV and Company.

Contractors

The JV uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the JV's control, including:

  negotiating agreements with contractors on acceptable terms;
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
  reduced control over such aspects of operations that are the responsibility of the contractor;
  failure of a contractor to perform under its agreement with the JV;
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the JV may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition of the JV and Company.

Mining dangers

Mining operations generally involve a high degree of risk. The JV's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and health and safety issues

Routine safety inspections are conducted across the AGM site with any non-conformances reported through the safety, health & environment management system. Weekly inspections are conducted at the mining contractor workshops, fuel depot, process plant, and other external areas as required. With regards to the Tailings Storage Facility ("TSF"), the JV employs a series of monitoring boreholes around the perimeter of the TSF, which are regularly monitored for ground water contamination. The TSF is inspected on a daily basis for signs of stress or damage and to ensure structural integrity. It is also is audited every quarter, including for structural integrity, by independent third consultants and their report is submitted to the Ghanaian Environmental Protection Agency (the "Ghanaian EPA").

Although the JV monitors its mining and disposal sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The JV expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.

There is no assurance that:

  the JV has been or will be at all times in compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
  the JV's compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time, will not be challenged; or
  the costs of compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time, will be economical and will not materially or adversely affect the JV's future cash flow, results of operations and financial condition.

The JV may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the JV could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if the JV is ultimately successful, the JV may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at the JV's mines or projects that the JV may be unaware of. The JV may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at its mine sites or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of the JV or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the JV's properties and other penalties and liabilities related to associated losses, including, but not limited to:

  restrictions on or suspension of the activities of the JV;
  loss of rights, permits and property, including loss of the JV's ability to operate in that country or generally;
  completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
  premature reclamation of operating sites; and
  seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition of the JV and the Company and the share price of the Company.

In Ghana, the JV is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the JV's obligation to reclaim property after minerals have been mined from the site. Further, the JV is required to provide security to the Ghanaian EPA for the performance by the JV of its reclamation obligations in respect of the Abirem, Abore and Adubea mining leases. Although the JV has currently made provision for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate change

The Company acknowledges climate change and that increased environmental regulation resulting therefrom may adversely affect the operations of the JV and Company. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

There is no assurance that the response will be effective and the physical risks of climate change will not have an adverse effect on the JV's operations and profitability. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

Permitting

The operation, exploration and development projects of the JV require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the execution of the AGM's development plans or impede the operation of a mine, which could adversely impact the JV's and the Company's operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocations of permits and licenses, and other penalties. There can be no assurance that the JV has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the JV has all required licenses and permits in connection with its operations. The JV may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to otherwise maintain continued operations.

The JV's ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the JV's activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the JV's operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the JV, which fundamentally constitute the JV's property holdings, can be uncertain and may be contested and the JV's properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the JV's title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the JV has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the JV's title to its properties could result in the JV being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the JV and the Company. The JV may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the JV's operations may be acquired by the JV and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the JV's operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geo-mechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The JV employs internal geotechnical experts, external consultants and third-party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may occur at the AGM which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Community risk

Maintaining a positive relationship with the communities in which the JV operates is critical to continuing the successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture.

As a mining business, the JV and the Company may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the JV and the Company operate) benefit and will continue to benefit from the JV's and the Company's commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The JV and the Company may face opposition with respect to current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition of the JV and the Company and the Company's share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the JV may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining. The JV is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities.

Infrastructure and water access

The JV's operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and/or results of operations of the JV and the Company.

The JV's failure to obtain needed water permits, the loss of some or all of the JV's water rights for any of its mines or shortages of water due to drought or loss of water permits could require the JV to curtail or close mining production and could prevent the JV from pursuing expansion opportunities.

Exploration and Development Risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that the JV will be successful in its exploration efforts.

The JV's ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of the JV's management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the JV has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

There is no assurance that the JV's exploration programs will expand the JV's current mineral reserves or replace them with new mineral reserves. Failure to replace or expand the mineral reserves could have an adverse effect on the JV and the Company.

Mine development

The execution of the AGM's development plans will require the development and operation of various mining pits, the resettlement of villages, upgrades to the existing haul road, upgrades to Esaase mining infrastructure and TSF lifts. As a result, the JV and the Company is and shall continue to be subject to many of the risks associated with establishing new mining operations including:

  the availability of funds to finance construction and development activities;
  the receipt of required governmental approvals and permits;
  the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;
  unanticipated changes in grade and tonnage of ore to be mined and processed;
  unanticipated adverse geotechnical conditions;
  incorrect data on which engineering assumptions are made;
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;
  adequate access to the site and unanticipated transportation costs or disruptions; and
  potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the AGM is dependent in connection with its development plans, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the JV's development plans could delay or prevent the development of the mine as planned.

Financial Risks

Gold price fluctuations

The JV's revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the JV's control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Although the JV has from time to time entered into hedging instruments to manage the AGM's exposure to gold price risk, the JV may not do so in future. Fluctuations in gold prices may materially and adversely affect the financial performance or results of operations of the JV and the Company.

Insufficient financing

To fund growth, the JV and the Company may choose to secure necessary capital through loans or other forms of financing. The availability of this capital is subject to general economic conditions and lender and investor interest in the JV and the Company and their respective projects.

In addition, the JV and the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the JV or the Company. Failure to obtain any financing that may become necessary for the development plans of the JV and the Company may result in a delay or indefinite postponement of exploration, development or production on any or all of the properties of the JV and the Company.

Shareholder dilution

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the board of directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issuances of Common Shares or the issue of securities convertible into Common Shares of Galiano or the effect, if any, that future issuances and sales of the Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution to present and prospective holders of Common Shares.

Control of AGM cash flows and operation through a joint venture

Positive cash flows from the AGM are not within the Company's exclusive control as the disposition of cash from the AGM is governed by the Joint Venture Agreement that governs the management of the JV, effective July 31, 2018 (the "JVA"). The JVA provides that "Distributable Cash" will be calculated and distributed quarterly if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particularly company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority, and is generally paid first to interest and principal of loans, second to redemption of the preferred shares issued by the JV (of which shares each partner held 152.4 million preferred shares as of March 31, 2020) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%). As a result, despite positive cash flows from the AGM accruing to the JV, in certain circumstances, including wherein the JV is expected to incur costs in respect of work programs to be undertaken at the AGM or principal and interest payments are owing by the JV, Galiano may not be able to realize on all or any part of this positive cash flow, which may have a negative impact on the financial condition, results of operations or share price of the Company. See section "Corporate risks - Risks associated with joint ventures" below.

Market price of Common Shares

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile. The market price of the Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including: operating performance and the performance of competitors and other similar companies, volatility in metal prices, the public's reaction to news releases on developments at mines and other properties, material change reports, other public announcements and the Company's filings with the various securities regulatory authorities, changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector, changes in general economic and/or political conditions, the number of Common Shares to be publicly traded after an offering of Common Shares, the arrival or departure of key personnel and acquisitions, strategic alliances or joint ventures involving the Company's or its competitors.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of the Common Shares, regardless of its operating performance. The variables which are not directly related to the Company's success and are, therefore, not within the Company's control, include developments that affect the market for mining company shares, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.

The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made the price of the Common Shares volatile and suggest that the Common Share price will continue to be volatile in the future.

Interest rates

Increases in interest rates could cause the Company's cost of capital to increase, which in turn may affect the feasibility of financing future development projects. In addition, the Company's financial results are affected by movements in interest rates, as it forms an important factor in the estimation of the fair value of certain assets and liabilities of the JV and the Company.

Foreign currency and foreign exchange

The JV receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand and Canadian dollars. Similarly, the Company raises its capital in Canadian dollars and US dollars, as applicable, yet incurs expenses in foreign currencies including South African Rand and Australian dollars. Each of these currencies fluctuates in value and is subject to its own country's political and economic conditions and the JV and the Company are therefore subject to fluctuations in the exchange rates between the US dollar, the Canadian dollar and these currencies. These fluctuations could have a material effect on the future cash flow, business, results of operations and financial condition of the JV and the Company and on the share price of the Company. Foreign currency fluctuations may also lead to higher-than-anticipated construction, development and other costs. The JV and the Company do not currently hedge against currency exchange risks, although they may do so from time to time in the future.

Credit rating downgrade

Any debt issued by the JV or the Company may have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the credit ratings of the JV and/or the Company will generally affect the market value of any debt of the JV and/or the Company. Additionally, credit ratings may not reflect the potential of risks relating to the structure of any debt of the JV or the Company. Any future lowering of the ratings for the JV and/or the Company likely would make it more difficult or more expensive to obtain debt financing.

Taxation

The JV and the Company have operations and conduct business in a number of different jurisdictions and are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the JV and/or the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the ability of the JV and/or the Company to repatriate earnings and otherwise deploy assets.

In addition, the JV and the Company are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which, if levied, would negatively affect the financial condition and operating results of the JV and/or the Company.

Repatriation of funds

The Company may need to repatriate funds from foreign affiliates to service indebtedness or fulfill the Company's business plans, in particular in relation to ongoing expenditures at development assets unrelated to the JV. Galiano may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial Reporting Risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2019 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX") and applicable Canadian securities laws. SOX and applicable Canadian securities laws with respect to internal control procedures require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. In 2019, the Company elected not to obtain an attestation report from the Company's independent auditors addressing the effectiveness of the Company's internal controls over financial reporting. The Company's failure to satisfy the requirements of Section 404 of SOX and the other requirements of applicable Canadian securities laws with respect to internal control procedures on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements and/or regulatory sanctions, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Moreover, the Company's management does not expect that its internal control over financial reporting and disclosure controls and procedures will prevent or detect all errors and all fraud. Any such errors or fraud could cause the Company to be required to amend its financial statements, result in regulatory sanction and/or liability, any of which could harm the Company's financial results, results of operation, business or stock price.

Public company obligations

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of non-compliance. Any non-compliance with these regulations could have an adverse effect on the Company's stock price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE American, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the assets of the JV and the Company is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The fair value estimates of the JV and the Company are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the JV and the Company do not achieve their valuation assumptions, or they experience a decline in the fair value of their reporting units, it could result in an impairment charge, which could have an adverse effect on the JV and the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the financial condition and results of operations of the JV and the Company in the future.

Corporate Risks

Risk associated with joint ventures

Since the conclusion of the JV transaction on July 31, 2018, the Company's primary asset is held through a joint venture arrangement with Gold Fields, which exposes the Company to various additional risks. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the Company's interest in the AGM, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition:

  disagreements with the JV partners on how to operate the AGM and whether and how to develop the AGM;
  inability to exert influence over certain strategic decisions made in respect of the AGM's development plans;
  inability of the Company to meets its own obligations JVA;
  inability of the Company to make its required contributions under the JVA which may result in dilution to the Company's interest in the JV;
  inability of partners to meet their obligations to the JV, joint operation of the AGM or third parties;
  decisions under the dispute resolution provisions of the JVA may not be resolved in the Company's favour; and
  litigation between partners regarding the JV or matters in respect of the joint operation of the AGM.

In addition, the Company is currently the manager of the JV operations for which it receives fees under the Services Agreement in respect of the AGM for direct services and supervised activities, capped at $6 million per year (adjusted annually for inflation). The Company is obliged to provide services to a professional standard and to otherwise comply with the obligations of the Services Agreement. If the Company were to fail to meet the required standards and obligations under the Services Agreement, or were diluted pursuant to the JVA, it could be removed as manager and would lose entitlement to these fees.

The Company's inability to control the JV may impact adversely on the ability of the Company to raise funds to fund its contributions to the JV, which may ultimately result in dilution to the Company's interest in the JV.

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the past insurance losses and records of the JV and the Company and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company's operations. The JV and the Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the JV or the Company or to other companies in the mining industry on acceptable terms. As a result, the JV and the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the JV and the Company to incur significant costs that could have a material adverse effect upon the financial condition and/or results of operations of the JV and the Company.

Litigation

The JV and the Company may be subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the JV or the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the financial performance, cash flow and results of operations of the JV and the Company.

In the event of a dispute involving the foreign operations of the Company's affiliates, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Galiano's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Galiano and the JV do not have control over how they are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial condition of the JV and the Company and the Company's share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company or the JV. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. For example:

  there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;

  a material ore body may prove to be below expectations;
  the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;
  the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, suppliers and contractors; and
  the acquired business or assets may have unknown liabilities which may be significant.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company and the JV are reliant on the continuous and uninterrupted operation of their IT systems. User access and security of all information technology ("IT") systems can be critical elements to the operations of the Company and the JV. Protection against cyber security incidents, cloud security and security of all of the IT systems of the JV and the Company are critical to the operations of the JV and the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the JV and/or the Company.

The IT systems of the JV and the Company could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the employees or vendors of the JV and the Company. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other negative events in respect of the IT systems of the Company or the JV not described herein occur, the business, financial condition or results of operations of the JV and the Company could suffer. In that event, the market price of the Company's securities may decline and investors could lose part or all of their investment.

Risks Relating to the Value of Securities

Global financial conditions

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the outbreak of COVID-19, the credit crisis that began in 2008, the European debt crisis and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks and economic crises, including the current outbreak of COVID-19 and the related economic impacts on the global economic environment, and government authorities may have limited resources to respond to such shocks and crises. As a result of the outbreak of COVID-19, among other impacts, financial markets and global economic conditions have deteriorated, consumer spending has decreased, employment rates have reached historic lows and consumer debt levels have continued to increase. These impacts may adversely affect the Company's growth and profitability.

A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell their securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where these companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company's profitability and reputation.

Dividends

The Company has not paid any dividends since incorporation. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the Ghanaian government's exchange controls.

Tax consequences for foreign controlled Canadian companies

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities of the Company.

Discretion over use of proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under "Use of Proceeds" in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a public market for certain of the securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured debt securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company's results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company's subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indenture will not limit the Company's ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company's subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See "Description of Debt Securities".

Effect of changes in interest rates on debt securities

Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of fluctuations in foreign currency markets on debt securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Enforcement of civil liabilities by U.S. investors

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the BCBCA, that the majority of the Company's officers and directors are residents of Canada, and that all, or a substantial portion of their assets and the Company's assets, are located outside the United States, and that certain of the experts named in this prospectus (including the documents incorporated herein by reference) are residents of Canada or reside outside of the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company's directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference), or enforce judgments obtained in the United States courts against the Company or certain of the Company's directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference) based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference). There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers, or certain of the experts named in this prospectus (including the documents incorporated herein by reference) to enforce liabilities based solely upon United States federal or state securities laws.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Dilution from exercise of outstanding stock options or settlement of share units

The Company has outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options. In addition, the Company has outstanding share units, representing a right to receive Common Shares on vesting and satisfaction of the settlement conditions. The exercise of the stock options or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and the Company's ability to raise equity capital in the future at a time and price which deems it appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional stock options and share units. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders' percentage interest in the Company.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities.

The Company jointly controls the AGM and as a result reports its interest in the AGM on an equity basis under IFRS. Because the Company does not control the cash flows associated with the AGM, the Company does not report cash flows from the AGM as cash flows from operating activities, but rather reports the cash distributions from the AGM as part of investing activities in accordance with IFRS. As a result, even though the Company reported negative cash flows from operating activities during the year ended December 31, 2019, the Company's cash position improved by $20.8 million during the year ended December 31, 2019 and the Company reported unaudited cash balances of $50.6 million as at March 31, 2020. The Company does not anticipate relying on the net proceeds from the sale of our securities under this prospectus to fund any negative cash flows from operating activities in future periods.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

CONSOLIDATED CAPITALIZATION

Since March 31, 2020, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share or debt capital other than the re-purchase by the Company of 326,654 Common Shares pursuant to its normal course issuer bid and the issuance of 434,458 Common Shares upon the exercise of stock options by participants under the Company's stock option plan.

PRIOR SALES

Information in respect of our Common Shares that we issued within the previous twelve month period, including Common Shares that we issued upon the exercise of options or the vesting of share units granted under our equity incentive plans, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol "GAU". Trading price and volume information for the Company's securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares. As of the date of this short form prospectus, we had 222,775,205 Common Shares issued and outstanding. In addition, as of the date of this short form prospectus, there were 11,283,279 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$1.72, and nil Common Shares issuable upon the exercise of outstanding share units, for a total of 234,058,484 Common Shares issued and outstanding on a fully-diluted basis.

Common Shares

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to such assets. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA and the articles of the Company.

Dividend Policy

The Company has no fixed dividend policy and has not declared or paid any dividends to date on our Common Shares. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Galiano's board of directors from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms "Company" and "Galiano" refer only to Galiano Gold Inc. without any of its subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. The specific terms of the debt securities, and the extent to which the general terms described in this section apply to those debt securities, will be set forth in the applicable prospectus supplement.

The debt securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between Galiano and one or more trustees (the "Trustee") that will be named in a prospectus supplement for a series of debt securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into will be filed with the SEC as an exhibit to the registration statement of which this prospectus will form a part. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The Indenture does not limit the aggregate principal amount of debt securities which the Company may issue under the Indenture and does not limit the amount of other indebtedness that the Company may incur. The Indenture provides that the Company may issue debt securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable prospectus supplement, the Indenture permits the Company, without the consent of the holders of any debt securities, to increase the principal amount of any series of debt securities the Company has previously issued under the Indenture and to issue such increased principal amount.

The applicable prospectus supplement will set forth the following terms relating to the debt securities offered by such prospectus supplement (the "Offered Securities"):

  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

  the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Company may redeem the Offered Securities, in whole or in part, at its option;

  the covenants applicable to the Offered Securities;

  the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  the denominations in which registered Offered Securities will be issuable, if other than denominations of $2,000 and integral multiples of $1,000 and the denominations in which bearer Offered Securities will be issuable, if other than $5,000;

  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which the Company will make payments on the Offered Securities;

  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities;

  whether payment on the debt securities will be senior or subordinated to the Company's other liabilities or obligations; and

  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the debt securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement:

  holders may not tender debt securities to the Company for repurchase; and

  the rate or rates of interest on the debt securities will not increase if the Company becomes involved in a highly leveraged transaction or the Company is acquired by another entity.

The Company may issue debt securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Company may offer and sell those debt securities at a discount below their stated principal amount. The Company will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Unless otherwise indicated in an applicable prospectus supplement, any debt securities issued by the Company will be direct, unconditional and unsecured obligations of the Company and will rank equally among themselves and with all of the Company's other unsecured, unsubordinated obligations, except to the extent prescribed by law.  Debt securities issued by the Company will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Company's subsidiaries. The Company will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, the Company will issue debt securities only in fully registered form without coupons, and in denominations of $2,000 and integral multiples of $1,000. Debt securities may be presented for exchange and registered debt securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable prospectus supplement, without service charges. The Company may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Company will appoint the Trustee as security registrar. Bearer debt securities and the coupons applicable to bearer debt securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable prospectus supplement, the Company will make payments on registered debt securities (other than Global Securities) at the office or agency of the Trustee, except that the Company may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, the Company will pay any interest due on registered debt securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable prospectus supplement.

Registered Global Securities

Unless otherwise indicated in the applicable prospectus supplement, registered debt securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the prospectus supplement. Global Securities will be registered in the name of the Depositary, and the debt securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own debt securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Company's obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Company or the Trustee, run only to persons who are registered as holders of debt securities. For example, once the Company makes payment to the registered holder, the Company has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when debt securities are issued in the form of Global Securities:

  the investor cannot have debt securities registered in his or her own name;

  the investor cannot receive physical certificates for his or her interest in the debt securities;

  the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the debt securities and protection of his or her legal rights relating to the debt securities;

  the investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security; the Company and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security; the Company and the Trustee also do not supervise the Depositary in any way; and

  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in debt securities transferred into their own names, so that they will be registered holders of the debt securities represented by each Global Security.

The special situations for termination of a Global Security are:

  when the Depositary notifies the Company that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

  when and if the Company decides to terminate a Global Security.

The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the Company or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement, the term "Event of Default" with respect to debt securities of any series means any of the following:

(a) default in the payment of the principal of (or any premium on) any debt security of that series at its maturity;

(b) default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c) default in the deposit of any sinking fund payment, when the same become due by the terms of the debt securities of that series;

(d) default in the performance, or breach, of any other covenant or agreement of the Company in the Indenture in respect of the debt securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Company by the Trustee or the holders of at least 25 percent in principal amount of all outstanding debt securities affected thereby;

(e) certain events of bankruptcy, insolvency or reorganization; or

(f) any other event of default provided with respect to the debt securities of that series.

If an Event of Default occurs and is continuing with respect to debt securities of any series, other than an Event of Default contemplated in clause (e) or (f) above, then the Trustee or the holders of not less than 25 percent in principal amount of the outstanding debt securities of that series may require the principal amount (or, if the debt securities of that series are discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding debt securities of that series and any accrued but unpaid interest on such debt securities be paid immediately; provided, that if an Event of Default specified in clause (e) or (f) above occurs, the principal amount of all the outstanding debt securities of that series and any accrued but unpaid interest on such debt securities shall be paid immediately without any declaration or other action on the part of the Trustee or any holder of debt securities. However, at any time after a declaration of acceleration with respect to debt securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Company and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of discount securities or indexed securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default.

No holder of a debt security of any series will have any right to institute any proceedings, unless:

  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series;

  the holders of at least 25 percent in principal amount of the outstanding debt securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding debt securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of principal of or interest on such debt security on or after the applicable due date of such payment.

The Company will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term "defeasance" means discharge from some or all of the Company's obligations under the Indenture with respect to debt securities of a particular series. Unless otherwise stated in the applicable prospectus supplement, if the Company deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the debt securities of a particular series, then at its option:

  the Company will be discharged from its obligations with respect to the debt securities of such series with certain exceptions, and the holders of the debt securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  the Company will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable prospectus supplement, to exercise defeasance the Company also must deliver to the Trustee:

  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the debt securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the debt securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the debt securities of the applicable series can have occurred and the Company cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Company to be discharged from all of its obligations under the debt securities of any series, the Company must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the debt securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Company may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable prospectus supplement, that the Company will be required to receive consent from the holder of each outstanding debt security of such affected series to:

  change the stated maturity of the principal of, or interest on, such outstanding debt security;

  reduce the principal amount of or interest on such outstanding debt security;

  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding discounted security;

  change the place or currency of payments on such outstanding debt security;

  reduce the percentage in principal amount of outstanding debt securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of debt securities of any series or of the affected series may waive the Company's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding debt securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any debt security or in respect of any item listed above.

The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

Consent to Jurisdiction and Service

Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the Trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, except Quebec, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are "novel" specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions and the United States after we have entered into it, and will be available electronically on SEDAR at www.sedar.com.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of equity warrants;
  the price at which the equity warrants will be offered;
  the currency or currencies in which the equity warrants will be offered;
  the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;
  whether we will issue fractional shares;
  whether we have applied to list the equity warrants or the underlying shares on a stock exchange;
  the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;
  the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;
  whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
  material U.S. and Canadian federal income tax consequences of owning the equity warrants;
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and
  any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of debt warrants;
  the price at which the debt warrants will be offered;
  the currency or currencies in which the debt warrants will be offered;

  the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;
  the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;
  the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;
  the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;
  the minimum or maximum amount of debt warrants that may be exercised at any one time;
  whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;
  material U.S. and Canadian federal income tax consequences of owning the debt warrants;
  whether we have applied to list the debt warrants or the underlying debt securities on an exchange;
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and
  any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Galiano may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

  the designation and aggregate number of units being offered;
  the price at which the units will be offered;
  the designation, number and terms of the securities comprising the units and any agreement governing the units;
  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;
  whether we will apply to list the units or any of the individual securities comprising the units on any exchange;
  material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and
  any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the "Release Conditions") and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada and the United States after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

  the designation and aggregate number of subscription receipts being offered;
  the price at which the subscription receipts will be offered;
  the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;
  the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;
  the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;
  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;
  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;
  any entitlement of Galiano to purchase the subscription receipts in the open market by private agreement or otherwise;
  whether we will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;
  whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Galiano securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether we will apply to list the subscription receipts on any exchange;

  material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and
  any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Galiano. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares, as applicable, at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of our subsidiaries, securing the holders' obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Galiano. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

PLAN OF DISTRIBUTION

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the securities covered hereby separately, a combination of such securities, or any combination of, among other things, securities, cash or the assumption of liabilities.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

  the person offering the securities;
  the name or names of any underwriters, dealers or other placement agents;
  the number and the purchase price of, and form of consideration for, our securities;
  any proceeds to the Company from such sale; and
  any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an ATM Distribution of our securities or effect any other transactions that are intended to stabilize the market price of our securities during an ATM Distribution. In connection with any offering of our securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the US dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of United States law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Professional Accountants, Suite 11, 777 Dunsmuir St, Vancouver, BC V7Y 1K3. KPMG is independent of the Company within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada. KPMG is an independent registered public accounting firm in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.

The transfer agent and registrar for the Company's Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Michael Price and Judith Mosely, each a director of the Company, and Malcolm Titley, Mike Begg, Jonathan Hudson, Glenn Bezuidenhout, Jeffrey Coffin, Desmond Mossop, Jeffrey Stevens, Fanie Coetzee, Godknows Njowa, each named as an expert herein, reside outside of Canada.

Each of the above individuals has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

INTEREST OF EXPERTS

Malcolm Titley, Jonathan Hudson, Glenn Bezuidenhout, Jeffrey Coffin, Desmond Mossop, Jeffrey Stevens, Fanie Coetzee, Godknows Njowa and Mike Begg are the authors responsible for the preparation of the 2020 LOM Plan. Additionally, Mike Begg has prepared, supervised the preparation of or reviewed certain parts of this short form prospectus and the documents incorporated by reference herein that are of a scientific or technical nature.

To the knowledge of the Company, none of these experts, except Mr. Begg, held at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates. As at the date hereof, Mr. Begg held 424,000 stock options of the Company issued to him in respect of his employment with the Company.

Other than Mr. Begg, who is currently employed by Galiano, none of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director of the Company is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

  was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

  was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director of the Company is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Gordon J. Fretwell was a director of TSX-V listed Lignol Energy Corp. ("Lignol") from January 2007 to May 2015. Lignol was placed into receivership on August 22, 2014 upon an application by Difference Capital, Lignol's senior secured creditor at the time. The Bowra Group Inc. was appointed Receiver-Manager of Lignol on August 29th, 2014 pursuant to a court order made in the Supreme Court of British Columbia. The Receiver-Manager conducted a sales process for the assets of Lignol and realized $5.5 million from the sale of the assets of a wholly-owned subsidiary of Lignol. The Court approved a distribution to Difference Capital in the amount of $4.8 million in February 2015. In connection with its receivership, Lignol was cease traded on September 8, 2014.

Mr. Paul N. Wright was a director of Nordic Mines AB ("Nordic") until November 17, 2012. On July 8, 2013, Nordic announced that it had requested a court-appointed administrator for itself and two of its subsidiaries. The appointment of the administrator was terminated on September 1, 2014, when Nordic entered into an agreement with its creditors and lenders regarding a debt write-off. The final condition for the debt write-off was satisfied on September 10, 2014 and Nordic has since completed the repurchase of its outstanding bank debt from its lenders.

Other than as set forth above, no director of the Company has been subject to:

  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. The majority of our directors and officers and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company's assets are, located outside the United States. As such, it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We will file with the SEC, concurrently with the registration statement of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.